UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate
London EC2M 3TQ
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On 7 November 2024, Marex Group plc (the “Company”) issued a press release titled “Marex Group plc Announces Third Quarter 2024 Results”. A copy of the press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated 7 November 2024 titled “Marex Group plc Announces Third Quarter 2024 Results”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: 7 November 2024	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer